Exhibit 12.1
Walgreen Co.
Computation of Historical Ratios of Earnings to Fixed Charges (a)
(in millions, except ratio data)

	Fiscal Years Ended August 31,					Nine Months Ended May 31,
	2006	2007	2008	2009	2010	2010	2011
Income before income taxes and minority interest	$2,752	$3,187	$3,429	$3,164	$3,373	$2,643	$3,043
Add:
Minority interest	2	2	—	—	—	—	—
Fixed charges	647	735	842	996	1,100	808	873
Less: Capitalized interest	(3)	(6)	(19)	(16)	(12)	(9)	(8)

Earnings as defined	$3,398	$3,918	$4,252	$4,144	4,461	$3,442	$3,908

Interest expense, net of capitalized interest	$—	$1	$18	$91	$90	$67	$56
Capitalized interest	3	6	19	16	12	9	8
Portions of rentals representative of the interest factor	644	728	805	889	998	732	809

Fixed charges as defined	$647	$735	$842	$996	$1,100	$808	$873

Ratio of earnings to fixed charges	5.25x	5.33x	5.05x	4.16x	4.06x	4.26x	4.48x

(a)	For the purpose of computing these ratios, “earnings” consist of earnings before income tax provision, interest and the portions of rentals representative of the interest factor. “Fixed charges” consist of interest expense (which includes amortization of capitalized debt issuance costs), capitalized interest and the portions of rentals representative of the interest factor.